1220 Fordham Drive Sun City Center, Florida 33573 john@sportsvenues.net (516)375-6649

January 26, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Sports Venues of Florida, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 1

Filed January 15, 2021

File No. 024-11089

Responses to the Commissions Comments

On behalf of Sports Venues of Florida, Inc., I hereby request qualification of the above referenced Offering Statement at 9:30 Eastern Time on Wednesday, January 27, 2021, or as soon thereafter as practicable.

Please orally confirm the qualification of the Statement by contacting our CEO, John V. Whitman Jr., at 516-375-6649 or our corporate counsel, Jackson L. Morris at 813-892-5969.

Respectfully Submitted,

John V. Whitman Jr.,

CEO/President